June 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Kevin Woody, Accounting Branch Chief
Mail Stop 4561

Re:	Franklin Street Properties Corp.
Form 10-K for fiscal year ended December 31, 2011
Filed on February 21, 2012
File No. 001-32470

Dear Mr. Woody:

Franklin Street Properties Corp. (“we”, “our”, “its” or the “Company”) has set forth below responses to the comments to the Company’s Form 10-K for the year ended December 31, 2011 (the “10-K”) provided by you to Mr. John G. Demeritt in a letter dated May 14, 2012 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1A. Risk Factors, page 7

1.      We note that approximately 22% of the properties in your portfolio are leased to banks and credit services. In future Exchange Act reports, please consider including a risk factor that highlights this particular risk of tenant-type concentration for your investors.

Response

The Company will include a risk factor in future Exchange Act reports similar to the paragraph below.

As of December 31, 2011, approximately 22% of our tenants operated in the banks and credit services industry. An economic downturn in this or any industry that we have a high concentration of or a significant number of our tenants currently or may in the future operate, could negatively impact the financial condition of such tenants and cause them to fail to make timely rental payments or default on lease obligations, fail to renew their leases or renew their leases on terms less favorable to us, become bankrupt or insolvent, or otherwise become unable to satisfy their obligations to us, which could adversely affect our financial condition and result of operations.

FSP Investments LLC ▪ FSP Property Management LLC

401 Edgewater Place ▪ Suite 200 ▪ Wakefield, MA 01880 ▪ Telephone: 781 246 4900 ▪ Fax: 781 246 2807

United States Securities and Exchange Commission
Attn: Kevin Woody, Accounting Branch Chief
June 1, 2012

Item 2. Properties, page 14

2.      We note that you disclose the “average annualized rent per leased square feet.” In future Exchange Act filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, or tenant reimbursements are not reflected in the measure, please expand your disclosure to quantify how concessions and reimbursements would impact the calculations. Furthermore, please also disclose average annualized rent per leased square feet based on rent for the year ended rather than on rent for the month ended.

Response

The Company respectfully submits that the method of calculation of average annualized rent was disclosed in footnote (c) on page 18 and notes the Staff’s suggestion that we include tenant concessions and reimbursements in the measure and objection to the Company’s use of annualizing rent for the most recent month and preference for the use of a year-ended approach. The Company will modify its definition and calculations, where applicable, to include tenant concessions and reimbursements in future Exchange Act filings and base our calculations on historical average rents for the year ended.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview

3.      We note your disclosure regarding your ATM Sales Program. In future Exchange Act reports, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commission and the use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Response

The Company respectfully submits this disclosure appeared on page 38 in more detail under the heading “Equity Securities”. The Company will be specific as to use of proceeds and the amount still available under the program in future Exchange Act reports in that section.  The Company plans to delete the paragraph noted on page 24 under the caption “Overview” in future filings as it is redundant with what appears under “Equity Securities”.

United States Securities and Exchange Commission
Attn: Kevin Woody, Accounting Branch Chief
June 1, 2012

Leasing, page 25

4.      In future Exchange Act reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions. Provide such disclosure on a square footage basis.

Response

The Company respectfully submits that increases in rental revenue for 2011 compared to 2010 was primarily from property acquisitions that was disclosed in Results of Operations on page 29 under the heading “Acquisitions of Real Estate” and the headings “Revenues” under the tables comparing yearly results. The Company’s leased percentage has been a point of interest with investors and is discussed on page 25, though the changes from increased occupancy were not as significant. The Company will include substantially the following expanded disclosure about leasing activities for the reporting period in future Exchange Act reports:

During the six months ended June 30, 2012, we leased XX square feet of office space with a weighted average term of xx years. On average, tenant improvements for such leases were $x.xx per square foot, lease commissions were $x.xx per square foot and rent concessions were x.xx per square foot. GAAP base rents under such leases were x.xx per square foot, or x.x% higher/lower than average rents in the respective properties as applicable compared to the prior period.

5.      In future Exchange Act reports, please expand your leasing disclosure to compare new rents on renewed leases to prior rent as applicable.

Response

The Company will expand disclosure by comparing GAAP base rents on new leasing noted in our response to Comment 4 above under such leases on a per square foot basis to prior rents or average rents in the respective properties as applicable. This metric will take into account the full economic value of the leases involved, including abatements and rent escalations.

Results of Operations, page 29

6.      We note your disclosure on page 25 regarding historical occupancy and rental-rate levels. In future Exchange Act reports, please include disclosure on average rent trends, adjusted for leasing incentives.

United States Securities and Exchange Commission
Attn: Kevin Woody, Accounting Branch Chief
June 1, 2012

Response

The Company respectfully submits that increases in rental revenue for 2011 compared to 2010 was primarily from property acquisitions that was disclosed in Results of Operations on page 29 under the heading “Acquisitions of Real Estate” and the headings “Revenues” under the tables comparing yearly results. The Company’s leased percentage has been a point of interest with investors and is discussed on page 25, though the changes from increased occupancy were not as significant to results of operations. As noted in our response to Comments 4 and 5 above, in future Exchange Act filings, the Company will provide comparisons of GAAP base rents on new leasing to prior rents or average rents in the respective properties. The Company mentioned moderate improvement in rental-rate levels in the disclosure on page 25, which was based in part on some national real estate reports and other market information and was disclosed in that sentence as management’s belief. The Staff has previously indicated that citing rental rates without also citing sources is not acceptable. Because the Company’s statements regarding rental rates reflect management’s belief based on management’s general knowledge of the marketplace, in future filings the Company will compare new leasing to the prior year, which will reflect actual changes, and no longer comment on rental-rate trends unless their source can be cited.

Non-GAAP Financial Measures, page 35

7.      We note that for FFO purposes you add back acquisition costs of newly acquired properties that are not capitalized. It is not clear how this adjustment is consistent with the standards established by NAREIT. Please clarify and/or revise future periodic filings to label this measure as “Modified” or “Adjusted” FFO and provide reconciliation between this measure and FFO calculated consistent with the standards established by NAREIT.

Response

The Company understands the Staff’s position to include more non-GAAP measures in Exchange Act filings, however the Company has used its definition for some time and submits that a number of peers define FFO differently, which was noted for the reader in the paragraph prior to the table.  The Company has noted in its filings that NAREIT may define this in a different manner and respectfully requests to reconcile its FFO table to the NAREIT definition through the use of a subtotal with the defined term of NAREIT FFO before the add back of acquisition costs on newly acquired properties. The Company will also include where NAREIT is discussed that “Other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do.” The Company believes this approach will more clearly present the difference in future Exchange Act reports. The presentation of the FFO table would appear as follows:

United States Securities and Exchange Commission
Attn: Kevin Woody, Accounting Branch Chief
June 1, 2012

Our calculation of FFO is shown in the following table along with a reconciliation of FFO to the standards for this calculation established by the National Association of Real Estate Investment Trusts, or NAREIT.

	For the Year Ended December 31,
(in thousands):	2011	2010	2009
Year ended December 31, 2011:
Net income	$43,524	$22,093	$27,872
Gain on sale of land	(21,939)	—	(424)
Equity in earnings of non-consolidated REITs	(4,490)	(1,190)	(2,012)
Distribution from non-consolidated REITs	5,056	5,170	5,628
Depreciation and amortization	48,439	40,724	39,652
NAREIT FFO	70,590	66,797	70,716
Acquisition costs	620	125	643

Funds From Operations	$71,210	$66,922	$71,359

8.      In future Exchange Act reports, please include Property NOI. In addition, with respect to Property NOI, provide a definition of how you determine Property NOI. For example, describe if you include properties not owned in both periods. Please also describe in additional detail the income and expenditures included in Property NOI, such as ground rent, tenant improvement and leasing commissions, lease termination fees and property marketing costs.

Response

The Company respectfully submits the chief decision maker generally does not use NOI as a key performance measure to manage its business. Because some investors request this information, we do include it (including the related definitions) in our Supplemental Operating and Financial Data, which we file with the Commission on Form 8-K.

For us, “net operating income” and “same store NOI” are of limited utility in making management decisions since they (i) combine the results of our properties, which are geographically diversified and could be misleading when viewed in the aggregate and (ii) combine the results of our properties and all categories of revenue and expense, so that individual results and responsibility may be disguised. Thus, a report that our combined NOI or same store NOI is up or down does not provide a complete understanding of whether and how to make changes at one or more properties.

We do recognize that many investors consider these metrics, and accordingly we prepare them to facilitate discussions for investor relations purposes and include them in our Supplemental Operating and Financial Data (along with the definitions we use in calculating them).

United States Securities and Exchange Commission
Attn: Kevin Woody, Accounting Branch Chief
June 1, 2012

Liquidity and Capital Resources, page 36

9.      Please tell us if management uses any metrics to evaluate dividend coverage.

Response

Management has disclosed it believes FFO is the most accurate measure of activity and is the basis for distributions paid to equity holders. The Company has also disclosed that FFO should not be considered as an alternative to GAAP measures or as a measure of liquidity. The Company also considers taxable income in determining distributions, including capital gains, which were significant for 2011, and cash flow from operating activities as metrics to evaluate dividend coverage. The Company notes that dividend coverage is a subject that analysts and investors occasionally ask about and the Company generally will address this by discussing the percentage of the dividend over FFO for the period reported, which appears to be industry practice.

Loans to Sponsored REITs, page 39

10.      In future Exchange Act reports, please expand your disclosure regarding your financing business to more fully describe such assets. For example, please also disclose the credit quality of the assets, the collateral type and the geographic diversification of collateral of your loan portfolio.

Response

The Company will update its loan table to include in the table provided on page 40 the geographic location for each loan in the portfolio and will clarify the collateral type in future Exchange Act reports.  The Company notes that the collateral type was disclosed on page 39 under the heading Sponsored REIT Loans, however the added disclosure to the table will clarify this for the reader. The Company will add disclosure for significant loans relating to tenant credit quality or other aspects considered.

Financial Statements and Notes

Note 2 – Significant Accounting Policies

Real Estate and Depreciation, page F-12

11.      We note your disclosure on page 40 where you indicate that for properties located in Southfield Michigan, Englewood, Colorado and Federal Way, Washington, expenses for these properties exceeded rental income. In addition, we note that the occupancy for these three properties were 39%, 49%, and 47%, respectively. Please clarify whether these properties were evaluated for impairment and the results of such assessment. Your response should address the factors considered by management in determining no impairment existed or why no impairment evaluation was required for these three properties.

United States Securities and Exchange Commission
Attn: Kevin Woody, Accounting Branch Chief
June 1, 2012

Response

At December 31, 2011 and 2010, we considered both the current occupancy levels and our ability to lease the vacant space as described in the Company’s critical accounting policies. In consideration of the occupancy level and economic factors noted in the 10-K, we performed an impairment analysis and confirmed that the sum of undiscounted expected future cash flows based on management’s expectations regarding time to re-lease, rental rates and cost to re-lease the vacancy and net proceeds from sale at the end of management’s expected hold period exceeded the carrying value of the properties in each analysis.

We believe that it is important to note that the Company has the ability to hold the properties over the ten-year hold period management used in these analyses and that there is no property specific debt on any of the Company’s properties. Because the Company has no property specific debt, there is not a debt maturity factor that could affect hold periods that other companies might need to consider in such an analysis. The Company notes that management’s view of the hold period of these assets is reviewed from time-to-time. For example, the Company may pursue a sale of one or more of these properties or other properties in its portfolio. Should management make a definitive change to its expected hold period of an asset, that change will be reflected in the undiscounted expected future cash flows used in evaluating potential impairment losses.

We considered these facts in estimating our hold period and evaluated market conditions and determined that an impairment charge was not appropriate at each reporting date that is the subject of the Letter.

Acquired Unfavorable Real Estate Leases and Amortization, page F-13

12.      Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

United States Securities and Exchange Commission
Attn: Kevin Woody, Accounting Branch Chief
June 1, 2012

Response

None of the leases represented in the acquired unfavorable real estate leases had fixed rate renewal options or an option to renew at a rate less than market. When presented with a lease that has a fixed rate renewal option or an option to renew at a rate less than market, we determine if the renewal rate is significantly below market. We evaluate leases with renewal options at 90% of market and believe that a renewal rate at 85% or less of market is significantly below market. If not presented with specific credible information that the tenant is unlikely to renew, we value the lease including the below market renewal option and the amortization period reflects the renewal option period.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning these responses.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Chief Financial Officer

cc:	Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp.
Kenneth A. Hoxsie, Esq., WilmerHale
David A. McKay, Partner, Ernst & Young LLP